# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Allakos Inc., CIK 0001564824
CUSIP: 01671P100
Title of class of securities: Common Stock, par value $0.001
Address of issuer's principal executive offices: 149 Commonwealth Drive, Suite 1090, Menlo Park, California (CA), 94025
Date of event which requires filing of this statement: 05/15/2025
Amends the filing with accession number 0001072613-22-000578
Filed by CIK 0001694560
Persons authorized to receive notices and communications: Stephanie Brecher, New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, Maryland (MD), 21093, (410)842-4000

## Reporting persons
- New Enterprise Associates 16, L.P. (CIK 0001694560): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA Partners 16, L.P. (CIK 0001712881): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA 16 GP, LLC (CIK 0001712882): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA 18 Venture Growth Equity, L.P. (CIK 0001880239): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA Partners 18 VGE, L.P. (CIK 0001898446): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NEA 18 VGE GP, LLC (CIK 0001898598): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Ali Behbahani (CIK 0001613867): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Carmen Chang (CIK 0001746342): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Anthony A. Florence, Jr. (CIK 0001559827): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Mohamad H. Makhzoumi (CIK 0001630226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Scott D. Sandell (CIK 0001237289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Peter W. Sonsini (CIK 0001559807): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Paul Walker (CIK 0001553150): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001
Name of issuer: Allakos Inc.
Address of issuer's principal executive offices: 149 Commonwealth Drive, Suite 1090, Menlo Park, California (CA), 94025
Comment:
This Amendment No. 1 ("Amendment No. 1") to Schedule 13D amends and supplements the Schedule 13D originally filed on October 11, 2022 (the "Schedule 13D") relating to the Common Stock of the Issuer.

Certain terms used but not defined in this Amendment No. 1 have the meanings assigned thereto in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
New Enterprise Associates 16, L.P. ("NEA 16") and NEA 18 Venture Growth Equity, L.P. ("NEA 18 VGE" and together with NEA 16, the "Funds"); NEA Partners 16, L.P. ("NEA Partners 16"), which is the sole general partner of NEA 16; NEA Partners 18 VGE, L.P. ("NEA Partners 18 VGE" and together with NEA Partners 16, the "GPLPs"), which is the sole general partner of NEA 18 VGE; NEA 16 GP, LLC ("NEA 16 LLC"), which is the sole general partner of NEA Partners 16; and NEA 18 VGE GP, LLC, which is the sole general partner of NEA Partners 18 VGE ("NEA 18 VGE LLC" and, together with NEA 16 LLC, the "GP LLCs"); and Ali Behbahani ("Behbahani"), Carmen Chang ("Chang"), Anthony A. Florence, Jr. ("Florence"), Mohamad H. Makhzoumi ("Makhzoumi"), Scott D. Sandell ("Sandell"), and Paul Walker ("Walker"), (together, the "Managers") and Peter W. Sonsini ("Sonsini").

Behbahani, Chang, Florence, Makhzoumi, Sandell and Walker are managers of the GP LLCs.

The persons named in this Item 2 are referred to individually herein as a "Reporting Person" and collectively as the "Reporting Persons." The GPLPs and the GP LLCs are referred to herein as the "Control Entities."
Residence or business address: The address of the principal business office of each Fund, each Control Entity and Sandell is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Behbahani, Chang, Makhzoumi and Walker is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.
Present principal occupation or employment: The principal business of each Fund is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 16 is to act as the sole general partner of NEA 16. The principal business of NEA Partners 18 VGE is to act as the sole general partner of NEA 18 VGE. The principal business of NEA 16 LLC is to act as the sole general partner of NEA Partners 16. The principal business of NEA 18 VGE LLC is to act as the sole general partner of NEA Partners 18 VGE. The principal business of each of the Managers is to manage the Control Entities, NEA 16, NEA 18 VGE and a number of affiliated partnerships with similar businesses.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The GP LLCs are each a limited liability company organized under the laws of the State of Delaware. The Funds and the GPLPs are each a limited partnership organized under the laws of the State of Delaware. Each of the Managers is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
On April 1, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Concentra Biosciences, LLC, a Delaware limited liability company ("Concentra"), and Concentra Merger Sub III, Inc., a Delaware corporation and a wholly owned subsidiary of Concentra ("Merger Sub"). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, on May 15, 2025, Merger Sub completed a tender offer to purchase all of the Issuer's outstanding shares of Common Stock in exchange for $0.33 in cash per share, subject to and in accordance with the terms and conditions set forth in the Offer to Purchase, dated April 15, 2025 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" and together with the Offer to Purchase, as each may have been amended or supplemented, constituted the "Offer"). Pursuant to the Offer, NEA 16 and NEA 18 VGE tendered all of the shares of Common Stock held by NEA 16 and NEA 18 VGE, respectively.

The foregoing description of the Merger Agreement, the Offer to Purchase, the Letter of Transmittal, and the transactions contemplated thereby is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission (the "SEC") on April 2, 2025, the Offer to Purchase, a copy of which is attached as Exhibit (a)(1)(A) to the Merger Sub's and Concentra's Schedule TO filed with the SEC on April 15, 2025 (the "Schedule TO") and the Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, each of which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons do not beneficially own any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 above, none of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Each of the Reporting Persons has ceased to own beneficially five percent (5%) or more of the Issuer's Common Stock as of May 15, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information with respect to the Merger Agreement set forth in Item 4 above is incorporated herein by reference to the extent responsive to this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- New Enterprise Associates 16, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (05/16/2025)
- New Enterprise Associates 16, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (05/16/2025)
- NEA Partners 16, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (05/16/2025)
- NEA Partners 16, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (05/16/2025)
- NEA 16 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (05/16/2025)
- NEA 16 GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (05/16/2025)
- NEA 18 Venture Growth Equity, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (05/16/2025)
- NEA 18 Venture Growth Equity, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (05/16/2025)
- NEA Partners 18 VGE, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (05/16/2025)
- NEA Partners 18 VGE, L.P.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (05/16/2025)
- NEA 18 VGE GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr., Managing Partner and Co-Chief Executive Officer (05/16/2025)
- NEA 18 VGE GP, LLC: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (05/16/2025)
- Ali Behbahani: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Ali Behbahani (05/16/2025)
- Carmen Chang: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Carmen Chang (05/16/2025)
- Anthony A. Florence, Jr.: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Anthony A. Florence Jr. (05/16/2025)
- Mohamad H. Makhzoumi: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Mohamad H. Makhzoumi (05/16/2025)
- Scott D. Sandell: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Scott D. Sandell (05/16/2025)
- Peter W. Sonsini: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Peter W. Sonsini (05/16/2025)
- Paul Walker: /s/ Zachary Bambach, Zachary Bambach as attorney-in-fact for Paul Walker (05/16/2025)
Comment: This Amendment No. 1 to Schedule 13D was executed by Zachary Bambach on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.